MicroSilicon Inc.

ANNUAL REPORT

10777 Westheimer Rd, Ste 1100
Houston, TX 77042
(832) 661-4747
https://www.microsiliconinc.com/

This Annual Report is dated April 24, 2026.

BUSINESS

MicroSilicon Inc. ("MicroSilicon" or the "Company"), is a C-Corporation organized on February 12th, 2015, under the laws of Delaware. The Company is headquartered in Houston, TX. The Company provides real-time fluid characterization services for production and reservoir optimization to the energy companies of the world using its proprietary electromagnetic and quantum chemical technology. The services are provided under subscription-based, System as a Service (SaaS) contracts.

We believe MicroSilicon is one of the world's innovation leaders for real-time fluid characterization. MicroSilicon uses electromagnetic and quantum chemical technology for which it has won and been nominated for multiple industry awards, including Rice Alliance Startup, SPE ATCE Best-in-Show, World Oil (twice), iChemE, ADIPEC and most recently S&P Global Energy.

The Company is now developing a range of flow assurance products and services as well as miniaturization of downhole sensing microchips. The Company's first product is the Quantum RF chemical sensing platform, with one of the world's first in-field, harsh environment, Asphaltene Real-Time Analyzer for permanent online monitoring and prediction of asphaltene deposition.

The Company has an extensive granted and pending IP portfolio, with part of our portfolio under an exclusive license from Rice University and several own granted patents.

Previous Offerings

Name: Common Stock
Type of security sold: SAFE
Final amount sold: $511,486.00
Use of proceeds: Execute and complete a number of pilot projects. MicroSilicon issued 170,497 Warrants to purchase shares of Preferred Stock in connection with its SAFE offering.
Date: October 29, 2021
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $929,256.00
Number of Securities Sold: 302,374
Use of proceeds: Engineer, certify and build inline Quantum RF systems and execute on a number of pilots for some of the largest Oil Producers. MicroSilcion issued 12,081 Warrants to purchase Common Stock in connection with this Common Stock offering.
Date: July 03, 2018
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:
Year ended December 31, 2024, compared to year ended December 31, 2025
We had some headwind during 2025, ADNOC onshore decided not to continue after the most recent pilot ended around March of 2025. In addition, we had some challenges around staffing changes mid-year. On the positive side the ongoing projects offshore Gulf of Americas are going well and was renewed for the 2026 year. Historical results and cash flows shown in the company's financials are not representative of what investors should expect in the future. Historical results reflect pilot projects and future results will be reflective of long-term subscription-based contracts, expected from the ongoing pilots.
Revenue
Revenue for fiscal year 2025 was $752,500, down compared to fiscal year 2024 revenue of $838,000.

Cost of Goods Sold

Cost of goods sold was mostly flat, $116,711 for 2025 compared to 112,979 for 2024.

Net Income/Loss

2025 net operating income was -$114,785 compared to a positive $9,480 in 2024.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research, and development. The expenses for 2025 were slightly higher attributed to higher IP related expenses and VAT expenses on and overseas project.

Historical results and cash flows:

The Company is currently transitioning from pre-production stage running final paid-for customer acceptance pilots to term contract subscription-based revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of transitioning from one of the pilots to subscription-based re-occurring revenue. Past cash was primarily generated through equity investments, revenues from government grants, and customer pilot projects as mentioned above. Our goal is for future results & cash flows to be based on long-term subscription-based agreements.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 55062.

Debt

Creditor: Tembusu LLC
Outstanding balance: $223,000
Interest rate: 10%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Omar Kulbrandstad

 Omar Kulbrandstad's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: CEO & Founder
• Dates of Service: February 2016 — Present
• Responsibilities: Overall leadership of the company. Salary $100,000 per year.

Other business experience in the past three years:

• Employer: GroundMetrics Inc.
Title: Executive Advisor
Dates of Service: May 2013 — May 2020
Responsibilities: Advising the Management Team

Name: Aydin Babakhani

 Aydin Babakhani's current primary role is with UCLA Henry Samueli School of Engineering and Applied Science. Aydin Babakhani currently services approximately 4 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Director & Founder
• Dates of Service: February 2015 — Present
• Responsibilities: Member of the Board, Advisor, No salary, Equity Compensation: 27%.

Other business experience in the past three years:

• Employer: Rice University
Title: Associate Professor
Dates of Service: July 2011 — October 2017
Responsibilities: Professor, Integrated Systems and Circuits Laboratory
• Employer: Rice Integrated Systems and Circuits Laboratory
Title: Director
Dates of Service: July 2011 — October 2017
Responsibilities: Running Rice Integrated Systems and Circuits Laboratory
• Employer: DARPA Microsystems Exploratory Council
Title: Member
Dates of Service: May 2017 — May 2021
Responsibilities: Advisory
• Employer: UCLA Henry Samueli School of Engineering and Applied Science
Title: Associate Professor & Director, UCLA Integrated Sensors Laboratory
Dates of Service: November 2017 — Present
Responsibilities: Overall Leadership of the Laboratory
• Employer: Maxwell Biomedical Inc.
Title: Co-Founder and Board Member

Dates of Service: May 2018 — Present
Responsibilities: Advise company on ongoing business
• Employer: Nervonik, Inc.
Title: Founder and Board Member
Dates of Service: January 2021 — Present
Responsibilities: Advise company on ongoing business

Name: Benjamin Vershcuere

 Benjamin Vershcuere's current primary role is with Treasure Financial. Benjamin Vershcuere currently services approximately 1 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Board Director
• Dates of Service: February 2018 — Present
• Responsibilities: Member of the Board, No salary

Other business experience in the past three years:

• Employer: BV Family Office
Title: Owner
Dates of Service: June 2017 — March 2020
Responsibilities: Leadership
• Employer: Treasure Financial
Title: CIO & Co-Founder
Dates of Service: November 2020 — Present
Responsibilities: As appropriate for the position

Name: John Lovell

 John Lovell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Vice President Technology and Strategy

• Dates of Service: September 2017 — Present
• Responsibilities: Set and execute on the Technology strategy for the Company. Salary: $100,000 year, Equity Compensation: 95,131 shares in the form of options.

Other business experience in the past three years:

• Employer: Data Value Consultants
Title: President
Dates of Service: January 2017 — Present
Responsibilities: Data analysis and distributed measurement interpretation for the E&P community

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Aydin Babakhani
Amount and nature of Beneficial ownership: 1,000,000
Percent of class: 27.97%

Title of class: Common Stock
Stockholder Name: Tembusu LLC (100% owned by Tembusu Trust and solely managed by Omar Kulbrandstad)
Amount and nature of Beneficial ownership: 1,065,563
Percent of class: 29.8%

RELATED PARTY TRANSACTIONS

Name of Entity: Tembusu LLC
Names of 20% owners: Tembusu Trust (Solely managed by Omar Kulbrandstad)
Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: The Company received a short-term loan in the amount of $223,000.
Material Terms: None

OUR SECURITIES

The Company has authorized Common Stock and SAFE.

Common Stock
• Authorized: 10,000,000
• Outstanding: 3,575,234
• Voting Rights: 1 vote per share.
• Material Rights: Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successr, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount of outstanding Common Stock includes 70,159 shares of Common Stock reserved for issuance upon the exercise of outstanding Warrants to purchase shares of Common Stock.

The total amount of outstanding Common Stock includes 170,497 shares of Common Stock reserved for issuance upon the exercise of outstanding Warrants to purchase shares of Preferred Stock, which are convertible into shares of Common Stock.

The total amount of outstanding Common Stock includes 385,149 shares of Common Stock reserved for issuance upon the exercise of outstanding Options to purchase Common Stock pursuant to the Company Stock Incentive Plan. 114,851 shares of Common Stock remain available for issuance under the Company Stock Incentive Plan.

Certain shares of Common Stock have certain rights under the second amended and restated investor rights agreement dated July 3, 2018, including certain participation and other investor rights, some of which have been waived. The Drag-Along Right below has not been waived.

2.3 Drag-Along Right. In the event that each of (i) the holders of a majority of the shares of Common Stock and (ii) the Company's Board of Directors (the "Board") approve a Change in Control Event (as defined below), then each Investor and Key Holder hereby agrees to vote (in person, by proxy or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Investor or Key Holder in favor of, and adopt and approve, such Change in Control Event, and to execute and deliver all related documentation and take such other action in support of such Change in Control Event as shall reasonably be requested by the Company in order to carry out the terms and provision of this Section 2.3, including, without limitation, executing and delivering instruments of conveyance and transfer and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any Party to participate in a Change in Control Event pursuant to this Section shall not apply to a Change in Control Event, where the other party involved in such Change in Control Event is an affiliate or stockholder holding more than ten percent (10%) of the voting power of the Company. For purposes of this Agreement, each of the following events shall be considered a "Change in Control Event" unless the holders of at least a majority of the outstanding shares of Common Stock elect otherwise:

(a) a merger or consolidation in which: (i) the Company is a constituent party; or (ii) a subsidiary of the Company is a constituent party, and the Company issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly-owned subsidiary of another party immediately following such merger or consolidation, then the parent of such surviving or resulting party; provided that, for purposes of this Section 2.3(a), all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of all securities convertible into shares of Common Stock outstanding immediately prior to such merger or consolidation, shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer or other disposition, in a single transaction or a series of related transactions, by the Company or any subsidiary of the Company, of all or substantially all of the assets of the Company and its subsidiaries taken as a whole, or, if all or substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, then the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company, except where such sale, lease, transfer or other disposition is to the Company or one or more wholly-owned subsidiaries of the Company.

SAFE
• Amount Outstanding: $511,486.00
• Conversion Type: shares of capital stock issued in an equity financing
• Conversion Trigger: Equity Financing
• Valuation Cap: $10,000,000.00
• Discount Rate: 80
• Material Rights: 1. Events

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable; and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered

with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering equity in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online chemical sensing. Our revenues are therefore dependent upon the market for online chemical sensing.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our other planned products. Delays or cost overruns in the development of our other planned products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company

(the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render

our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
MicroSilicon Inc. was formed on 12th February 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. MicroSilicon Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that MicroSilicon Inc is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns 20 or so trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents

unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products is dependent on outside government regulations and laws. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell products and therefore your investment in the Company may be affected. MicroSilicon is also reliant on foreign business and there are possible issues regarding foreign government regulations and instability in the foreign jurisdictions in which MicroSilicon may need to operate or serve clients.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on MicroSilicon Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on MicroSilicon Inc could harm our reputation and materially negatively impact our financial condition and business.

Customer acceptance and pricing

There is no guarantee that customers will accept and adopt to the services as proposed and at the pricing we have envisaged in our financial model. This is a unique and new technology and as such has an inherent adaptation risk.

Volatility of energy/oil price

The price of oil and gas is inherently very much dependent on global supply and demand including world events and situations globally and as such price can vary significantly and that can have an effect of our ability to provide our products and services.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

MicroSilicon Inc.

By /s/ *Omar Kulbrandstad*

Title: CEO

By /s/ *Omar Kulbrandstad*

Name: Omar Kulbrandstad
Title: CEO

By /s/ *Omar Kulbrandstad*

Name: Omar Kulbrandstad
Title: CFO

By /s/ *Aydin Babakhani*

Name: Aydin Babakhani
Title: Director

Exhibit A
FINANCIAL STATEMENTS

Management Report

MicroSilicon, Inc.
For the period ended December 31, 2025

Prepared on
April 19, 2026

For management use only

Balance Sheet

As of December 31, 2025

	Total	
	As of Dec 31, 2025	**As of Dec 31, 2024 (PY)**
ASSETS		
Current Assets		
Bank Accounts		
1000 Chase Bank Account Checking	53,954.06	47,215.53
1010 First Service CU Checking Acct xxx5830	1,104.01	1,104.01
1020 First Service CU Savings Acct xxxx5830	4.00	4.00
1050 Petty Cash	0.00	
Total Bank Accounts	**55,062.07**	**48,323.54**
Accounts Receivable		
1200 Accounts Receivable	46,050.69	183,651.50
Total Accounts Receivable	**46,050.69**	**183,651.50**
Other Current Assets		
1300 Inventory	0.00	0.00
1310 Controller	20,249.59	20,249.59
1315 Current Amplifier	5,685.20	5,685.20
1320 Flow System	14,793.80	15,705.39
1325 Harness Sets	64.48	64.48
1330 Magnet Assemblies	1,356.00	1,356.00
1335 Power Systems	1,250.39	1,250.39
1340 Resonator Assemblies	6,878.00	6,878.00
1345 Sensors	599.20	599.20
1350 Server + Modem Systems	641.23	641.23
1355 Solar Panel Systems	5,418.00	5,505.00
1360 Transceiver	1,390.00	1,390.00
1365 Varactor Assemblies	63.29	63.29
1367 Miscellaneous Parts	299.15	299.15
1389 Sales Tax on Purchases	203.48	203.48
1390 Shipping & Freight Charges	672.25	658.89
Total 1300 Inventory	**59,564.06**	**60,549.29**
1410 Employee Advance	2,917.31	2,917.31
1411 Net Check Correction	-2,917.31	-2,917.31
Total 1410 Employee Advance	**0.00**	**0.00**
1420 Prepaid Expenses		
1422 Prepaid - General Liability Insurance	0.00	0.00
1424 Prepaid - Retainer Fees	500.00	500.00
1428 Prepaid - Other	8,065.95	7,271.99
1429 Prepaid- Payroll	64,833.33	64,833.33
Total 1420 Prepaid Expenses	**73,399.28**	**72,605.32**
1430 Payroll Refunds	1,161.28	
1490 Undeposited Funds	0.00	0.00

	Total	
	As of Dec 31, 2025	As of Dec 31, 2024 (PY)
1495 Work in Progress		
1495-01 Anadarko - Asset Unit 001	0.00	0.00
1495-02 ADNOC - Asset Unit 002 & 003	0.00	0.00
1495-04 Exxon - Asset Unit 004	0.00	0.00
1495-05 KOC - Asset Unit 005	0.00	0.00
1495-06 Office System -Asset Unit 006	0.00	0.00
Total 1495 Work in Progress	**0.00**	**0.00**
QuickBooks Tax Holding Account	4,173.96	
Total Other Current Assets	**138,298.58**	**133,154.61**
Total Current Assets	**239,411.34**	**365,129.65**
Fixed Assets		
1510 Computer Equipment	844.35	844.35
1515 Furniture & Equipment	73,650.00	73,650.00
1518 Machinery & Equipment		
1518-01 Asset Unit 001 - Anadarko	38,995.46	38,995.46
1518-02 Asset Unit 002 & 003 - ADNOC	89,051.09	89,051.09
1518-04 Asset Unit 004 - Exxon	13,141.67	13,141.67
1518-05 Asset Unit 005 - KOC	38,892.86	38,892.86
1518-06 Asset Unit 006 - Office System	0.00	0.00
Total 1518 Machinery & Equipment	**180,081.08**	**180,081.08**
1525 Start Up Costs	5,286.25	5,286.25
1580 Accumulated Depreciation	-183,273.99	-183,273.99
1590 Accumulated Amortization	-5,190.72	-5,190.72
Total Fixed Assets	**71,396.97**	**71,396.97**
Other Assets		
1610 Deposits	3,400.00	3,400.00
1615 Deposits Held - StartEngine	0.00	0.00
1640 Software - IP and Patents	130.00	130.00
Total Other Assets	**3,530.00**	**3,530.00**
TOTAL ASSETS	**$314,338.31**	**$440,056.62**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 Accounts Payable	73,233.50	23,771.97
Total Accounts Payable	**73,233.50**	**23,771.97**
Credit Cards		
2100 Credit Card - Chase 5672	57,446.77	45,087.44
Total Credit Cards	**57,446.77**	**45,087.44**
Other Current Liabilities		
2230 Direct Deposit Payable	0.00	0.00
2250 Payroll Tax Liabilities	0.01	0.00

	Total	
	As of Dec 31, 2025	As of Dec 31, 2024 (PY)
2251 Federal Taxes (941)	3,963.96	0.00
2252 Federal Unemployment (940)	210.00	0.00
2253 TX Unemployment Tax	-0.01	0.00
Total 2250 Payroll Tax Liabilities	**4,173.96**	**0.00**
2500 Deferred Revenue	0.00	61,000.00
2600 Short Term Loan - Chase SBA PPP	0.00	0.00
2610 Short Term Loan - First Service CU SBA PPP	0.00	0.00
2620 Short Loan Payable - Tembusu LLC	223,000.00	223,000.00
2650 Deferred Compensation Payable - Omar	64,833.33	64,833.33
2655 Intuit Financial Loan	39,838.27	26,676.72
2660 Bluevine Capital LOC	0.00	549.79
Total Other Current Liabilities	**331,845.56**	**376,059.84**
Total Current Liabilities	**462,525.83**	**444,919.25**
Long-Term Liabilities		
2800 Convertible Loans		
2801 Convertible Loan - Tembusu	0.00	0.00
Total 2800 Convertible Loans	**0.00**	**0.00**
2850 Notes Payable - SBA Loan 7472037406	150,000.00	150,000.00
Total Long-Term Liabilities	**150,000.00**	**150,000.00**
Total Liabilities	**612,525.83**	**594,919.25**
Equity		
3000 Common Stock Equity		
3001 Tembusu LLC Common Stock	100.00	100.00
3002 Aydin Babakhani Common Stock	100.00	100.00
3003 Common Stock Owners No. 1 SEED Round	41.07	41.07
3004 Common Stock Owners No. 2 SEED Round	27.34	27.34
3005 Common Stock Owners No. 3 SEED Round	30.25	30.25
Total 3000 Common Stock Equity	**298.66**	**298.66**
30000 Opening Balance Equity	0.00	0.00
3060 Capital in Excess of Par Value	2,145,577.79	2,145,577.79
3100 Safe Notes - Round 1	448,168.06	448,168.06
3105 Safe Notes - Round 2	25,000.00	25,000.00
3110 Safe Notes - Round 2023	135,000.00	135,000.00
3500 StartEngine Crowd Funding	201,380.40	201,380.40
3900 Retained Earnings	-3,110,287.54	-3,056,421.28
Net Income	-143,324.89	-53,866.26
Total Equity	**-298,187.52**	**-154,862.63**
TOTAL LIABILITIES AND EQUITY	**$314,338.31**	**$440,056.62**

Profit and Loss

January - December 2025

	Jan - Dec 2025	Total Jan - Dec 2024 (PY)
INCOME		
4000 Sales	582,000.00	838,000.00
4002 Asphaltene Analyzer Service	170,500.00	
Total Income	**752,500.00**	**838,000.00**
COST OF GOODS SOLD		
5000 Cost of Goods Sold		
5025 Harness Sets	0.00	
5067 Miscellaneous Supplies & Materials	6,857.96	30,226.10
5070 Certifications	1,959.42	
5072 Field Communications & Services	8,522.98	35,287.79
5075 Shipping, Freight & Delivery - COS	14,425.35	7,264.97
5080 International Sales Commission	39,690.00	26,460.00
Total 5000 Cost of Goods Sold	**71,455.71**	**99,238.86**
5210 Direct Labor - Other Professionals	45,256.24	
5245 Other Direct Costs		13,741.00
Total Cost of Goods Sold	**116,711.95**	**112,979.86**
GROSS PROFIT	**635,788.05**	**725,020.14**
EXPENSES		
6000 Personnel Expenses		
6001 Salaries & Wages	388,500.97	431,189.13
6005 Deferred Compensation Expense		0.00
6011 FICA Payroll Taxes	29,720.31	32,985.96
6013 Federal Unemployment Taxes	210.00	168.00
6014 State Unemployment Taxes	112.50	90.00
6015 Health Benefits	62,116.59	51,554.39
6030 Employee Dev & Education	2,120.00	1,800.00
6050 Recruiting Fees & Expenses	16,573.00	500.00
Total 6000 Personnel Expenses	**499,353.37**	**518,287.48**
6100 Travel & Entertainment		
6101 Airfare		1,657.40
6102 Hotel	421.00	1,311.91
6103 Travel Meals	203.54	168.67
6104 Entertainment		
6104-01 Client Meals & Entertainment	109.45	
6104-02 Co Meals & Entertainment	62.32	182.76
Total 6104 Entertainment	**171.77**	**182.76**
6105 Taxis, Auto Rental, Gas, Etc.	722.65	1,550.61
6106 Travel Misc (Tolls & Parking)	81.18	106.00
6107 International Travel, Misc Costs		98.51
Total 6100 Travel & Entertainment	**1,600.14**	**5,075.86**

	Total	
	Jan - Dec 2025	Jan - Dec 2024 (PY)
6200 Professional Fees		
6201 Accounting & Tax Preparation	6,962.50	6,162.50
6202 Admin & Business Consulting		16,666.67
6203 Legal Fees - General	2,153.50	4,875.33
6204 Legal Fees - IP Related	69,603.67	19,702.56
6205 Commercial Agent Fees	18,900.00	18,900.00
Total 6200 Professional Fees	**97,619.67**	**66,307.06**
6300 Advertising & Marketing Expenses		
6301 Trade Show Fees & Expenses	300.00	
6302 Marketing Data & Research	6,979.08	5,523.20
6303 Advertising	179.38	
6304 Supplies/Documentation/Training	36.78	
6305 Website Design & Maintenance		153.50
Total 6300 Advertising & Marketing Expenses	**7,495.24**	**5,676.70**
6400 Facilities Expenses		
6401 Rent - Offices & Labs	26,761.07	29,598.45
6402 Rent - Other	19,186.36	13,439.63
6403 Telephone & Internet	108.25	
6404 Telephone & Internet (Employee)	106.60	
6407 Office Move Expenses	427.00	500.00
Total 6400 Facilities Expenses	**46,589.28**	**43,538.08**
6500 Insurance		
6501 General Liability Insurance	26,081.82	23,059.55
6504 Workers Comp Insurance	2,528.00	2,473.00
Total 6500 Insurance	**28,609.82**	**25,532.55**
6600 Office Supplies & Other		
6601 Office Supplies	575.22	857.81
6603 Computer Supplies & Equipment	831.96	
6604 Dues and Subscriptions		130.00
6605 Software & Domain Reg	11,867.18	12,295.87
6606 Postage and Shipping	3,418.00	1,609.76
6608 Repairs		
6610 Equipment Repairs	1,450.38	
Total 6608 Repairs	**1,450.38**	
Total 6600 Office Supplies & Other	**18,142.74**	**14,893.44**
6700 Business Expense		
6701 Bank Service Charges	95.00	979.49
6707 Franchise, State & Local Taxes	27,800.00	800.00
Total 6700 Business Expense	**27,895.00**	**1,779.49**
6800 Supplies & Materials	69.01	
6810 Sensor & Related Components	2,841.25	18,764.17
6810-01 DC Concentrator/Magnet		108.72
6810-02 Resonator	2,119.96	285.65

	Total	
	Jan - Dec 2025	Jan - Dec 2024 (PY)
6810-04 Transciever	837.38	345.79
6810-05 Controller Module		94.28
6810-07 Cables & Connectors		99.40
6810-08 Packaging & Software		229.12
6810-09 Plumbing Unit	4,280.60	6,262.94
6810-10 Enclosure & Power	481.97	2,774.86
6810-12 Server + Modem		-54.13
Total 6810 Sensor & Related Components	**10,561.16**	**28,910.80**
6830 Personal Protection Equipment		21.59
Total 6800 Supplies & Materials	**10,630.17**	**28,932.39**
6840 Lab Equipment		985.41
6842 Lab & Test Consumables	5,206.49	3,844.05
6844 Lab Tests	210.67	
6850 Other Manufacturing Expenses		
6850-10 Shipping, Freight & Delivery	62.34	
6850-15 Warehouse Storage	7,158.32	686.65
Total 6850 Other Manufacturing Expenses	**7,220.66**	**686.65**
Total Expenses	**750,573.25**	**715,539.16**
NET OPERATING INCOME	-114,785.20	9,480.98
OTHER INCOME		
7010 Other Income		0.00
Total Other Income	**0.00**	**0.00**
OTHER EXPENSES		
7050 Interest Expense	10,057.69	10,920.27
7052 Loan Interest - SBA Loan xxxx7406	8,772.00	8,772.00
7054 Loan Interest - Bluevine Capital	2,052.34	3,114.11
7055 Loan Interest - Quickbooks Capital	7,657.66	7,270.80
8500 Amortization & Depreciation		33,270.06
Total Other Expenses	**28,539.69**	**63,347.24**
NET OTHER INCOME	-28,539.69	-63,347.24
NET INCOME	$ -143,324.89	$ -53,866.26

Statement of Cash Flows

January - December 2025

	Total
OPERATING ACTIVITIES	
Net Income	-143,324.89
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable	137,600.81
1320 Inventory:Flow System	911.59
1325 Inventory:Harness Sets	0.00
1355 Inventory:Solar Panel Systems	87.00
1390 Inventory:Shipping & Freight Charges	-13.36
1428 Prepaid Expenses:Prepaid - Other	-793.96
1430 Payroll Refunds	-1,161.28
QuickBooks Tax Holding Account	-4,173.96
2000 Accounts Payable	49,461.53
2100 Credit Card - Chase 5672	12,359.33
2230 Direct Deposit Payable	0.00
2250 Payroll Tax Liabilities	0.01
2251 Payroll Tax Liabilities:Federal Taxes (941)	3,963.96
2252 Payroll Tax Liabilities:Federal Unemployment (940)	210.00
2253 Payroll Tax Liabilities:TX Unemployment Tax	-0.01
2500 Deferred Revenue	-61,000.00
2655 Intuit Financial Loan	13,161.55
2660 Bluevine Capital LOC	-549.79
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**150,063.42**
Net cash provided by operating activities	**6,738.53**
NET CASH INCREASE FOR PERIOD	**6,738.53**
Cash at beginning of period	48,323.54
CASH AT END OF PERIOD	**$55,062.07**

Statement of Stockholders Equity

	Common Stock		Additional Paid-in	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Capital		
Balance - December 31, 2019	2,986,600	$ 299	$ 2,145,578	$ (1,632,809)	$ 513,068.22
Net income (loss)	-	-	-	(405,032)	(405,032)
December 31, 2020	2,986,600	$ 299	$ 2,145,578	$ (2,037,840)	$ 108,037
Future Equity ("SAFE" - Round 1)	-	-	448,168	-	448,168
Net income (loss)	-	-	-	(359,334)	(359,334)
December 31, 2021	$ 2,986,600	$ 299	$ 2,593,746	$ (2,397,174)	$ 196,870
Future Equity ("SAFE" - Round 2)	-	-	25,000	-	25,000
StartEngine Crowd Funding	-	-	158,944	-	158,944
Net income (loss)	-	-	-	(380,078)	(380,078)
December 31, 2022	$ 2,986,600	$ 299	$ 2,777,690	$ (2,777,252)	$ 737
Future Equity ("SAFE" - 2023)	-	-	75,000	-	75,000
StartEngine Crowd Funding	-	-	201,380	-	201,380
Net income (loss)	-	-	-	(279,169)	(279,169)
December 31. 2023	$ 2,986,600	$ 299	$ 3,054,071	$ (3,056,421)	$ (2,052)
Future Equity ("SAFE" - 2023)	-	-	60,000	-	60,000
StartEngine Crowd Funding	-	-	-	-	-
Net income (loss)	-	-	-	(53,866)	(53,866)
December 31. 2024	$ 2,986,600	$ 299	$ 3,114,071	$ (3,110,288)	$ 4,082
Future Equity ("SAFE" - 2023)	-	-	-	-	-
StartEngine Crowd Funding	-	-	-	-	-
Net income (loss)	-	-	-	(143,325)	(143,325)
December 31. 2025	$ 2,986,600	$ 299	$ 3,114,071	$ (3,253,612)	$ (139,243)

NOTE 1 – NATURE OF OPERATIONS

MicroSilicon Inc. was formed on February 12, 2015 ("Inception") in the State of Delaware. The financial statements of MicroSilicon Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Houston, Texas.

MicroSilicon Inc. provides real-time fluid characterization services for production and reservoir optimization to the energy companies of the world using its proprietary electromagnetic and quantum chemical technology. The services are provided under subscription-based, System as a Service (SaaS) contracts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024, and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from providing services on short- or long-term contracts based on time or milestones achieved.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Creditor: EIDL SBIR
Amount owed: $150,000
Interest rate: 3.75%
Maturity date: May 16, 2050

Creditor: Tembusu LLC
Amount owed: $223,000
Interest rate: 10%
Maturity date: December 31, 2025

Creditor: Intuit Financial Term Loan (WebBank)
Amount Owed: $39,838.27
Interest rate: 17% APR
Maturity date: March 5, 2027

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

Our office warehouse leases are 12 and 12 months respectively.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 205,769 of common stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 2,998,370 total outstanding.

As of December 31, 2023, Company has received $201,380.40 or 48,948,056 shares from Reg Crowdfunding raise.

The total amount of outstanding Common Stock includes 70,159 shares of Common Stock reserved for issuance upon the exercise of outstanding Warrants to purchase shares of Common Stock.

The total amount of outstanding Common Stock includes 170,497 shares of Common Stock reserved for issuance upon the exercise of outstanding Warrants to purchase shares of Preferred Stock, which are convertible into shares of Common Stock.

The total amount of outstanding Common Stock includes 385,149 shares of Common Stock reserved for issuance upon the exercise of outstanding Options to purchase Common Stock pursuant to the Company Stock Incentive Plan. 114,851 shares of Common Stock remain available for issuance under the Company Stock Incentive Plan.

SAFE

Amount outstanding: $511,486.00
Interest rate: 0%
Discount rate: 80%
Valuation cap: $10.000.000.00

NOTE 6 – RELATED PARTY TRANSACTIONS

Name of entity: Tembusu LLC / Tembusu Trust (Solely Managed by Omar Kulbrandstad)
Relationship to Company: > 20% owner
Nature / amount of interest in the transaction: The Company has received a short-term loan in the amount of $223,000.
Material terms: None

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021, through April 1, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Omar Kulbrandstad, the Chief Executive Officer of MicroSilicon Inc., hereby certify that the financial statements of MicroSilicon Inc., and notes thereto for the periods ending December 31, 2024 and December 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

MicroSilicon Inc. has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 19, 2026 (Date of Execution).

_____ (Signature)

CEO (Title)

April 19, 2026 (Date)